Writer’s Direct Dial: +44 (0) 207 614-2286
E-Mail: jpalenberg@cgsh.com
February 23, 2009
Ms. Tara Harkins
Mail Stop 3030
Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
United States of America

Re:	Siemens Aktiengesellschaft (“Siemens”) Annual Report on Form 20-F for the Year Ended September 30, 2008, Filed December 2, 2008 File No. 001-15174

Dear Ms. Harkins
     At Siemens’ request, we are writing to confirm that Siemens has received Mr. Kevin Vaughan’s letter to Mr. Joe Kaeser dated February 17, 2009 containing comments on the above-mentioned filing, and to inform you that Siemens plans to provide you with a response to that letter during the month of March 2009.
     Please note for your records and future correspondence that Siemens’ mailing address is Wittelsbacherplatz 2, D-80333 Munich, Federal Republic of Germany.

Very truly yours,
/s/ John C. Palenberg
John C. Palenberg

cc:	Mr. Kevin L. Vaughan Accounting Branch Chief Securities and Exchange Commission

Mr. Joe Kaeser Chief Financial Officer Siemens Aktiengesellschaft

Dr. Klaus Patzak Corporate Vice President and Controller Siemens Aktiengesellschaft

Dr. Juergen Wagner Head of Financial Disclosure and Corporate Performance Controlling Siemens Aktiengesellschaft

Mr. Harald von Haynitz KPMG

Mr. Rudolf Kraemmer Ernst & Young